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                                                                     OMB APPROVAL
                                 UNITED STATES                --------------------------
                      SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-01-0145
                            Washington, D.C. 20549             Expires: October 31, 1994
                                                               Estimated average burden
                                                               hours per form.... 14.90
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                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*
                                      --------

                                  CANMAX, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          Without par value common stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  137642 20 3
           --------------------------------------------------------
                                 (CUSIP Number)

                             Thomas J. Spackman, Jr.
                 2602 McKinney Ave., Suite 220, Dallas, Texas
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   12/15/97
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of  3  Pages
                                        ---

CUSIP No. 136742 20 3                 13D                 Page  2  of  4  Pages
          -----------                                          ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                   WC & PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                   TEXAS
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                 863,364
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                    0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                    863,364
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                    863,364
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page  3  of  4  Pages
                                                               ---    ---

ITEM 1.  SECURITY AND ISSUER

     This statement relates to the without par value common stock of Canmax, Inc. ("Canmax" or "Company"). Canmax's principal executive offices are located at 150 W. Carpenter Freeway, Irving, Texas 75039.

ITEM 2.  IDENTITY AND BACKGROUND

     (a), (b) & (c)

         Founders Equity Group, Inc. ("Founders Equity")
         2602 McKinney, Suite 220
         Dallas, Texas 75204

         Founders Equity is a Texas corporation whose principal business is investments and whose officers are:

               Scotty D. Cook                Chairman
               Thomas J. Spackman, Jr.       President

     (d) Founders Equity has not been convicted in a criminal proceeding during the last 5 years.

     (e) Founders Equity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

     (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Founders Equity acquired the securities from its working capital accounts. From time to time Founders Equity may syndicate part of its investments to funds that are under the exclusive control of Founders Equity. No borrowed funds were used in the transaction. The securities were acquired directly from the Company in a private placement.

ITEM 4.  PURPOSE OF TRANSACTION

         Founders Equity's acquisition of these shares is solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) On April 29, 1997, Founders Equity purchased in a private sale from a third party 803,364 shares of the Company. This purchase was disclosed in the original disclosure filing. On December 15, 1997, the Company and Founders


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                                                          Page  4  of  4  Pages
                                                               ---    ---

              Equity entered into a Convertible Debenture Loan Agreement pursuant to which the Company issued to the Founders a $500,000 Convertible Debenture yielding an 10% interest rate. Interest is payable monthly and if not sooner redeemed or converted, matures January 1, 1999. The Debenture may be redeemed at 110% of face on any interest payment date and subject to conversion rights. The Convertible Debenture is initially convertible at $1.25 per share; however, this price is subject to anti-dilution provisions found within the Debentures. Upon conversion of the Convertible Debenture, Founders Equity would own 1,203,364 shares, or approximately 19% of the common stock of the Company.

         (b)  Number of shares as to which Founders Equity has:

                   (i)   Sole power to vote or to direct the vote:       863,364
                   (ii)  Shared power to vote or to direct the vote:     0
                   (iii) Sole power to dispose or to direct the
                         disposition                                     863,364
                   (iv)  Shared power to dispose or to direct
                         disposition                                     0

         (c) Founders Equity has not effected any transaction in the securities of the Company prior to the transaction disclosed herein and the original 130 filed.

         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.





                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       1/29/98
                                       ----------------------------------------
                                       (Date

                                       /s/ Thomas J. Spackman, Jr.
                                       ----------------------------------------
                                       (Signature)

                                       /s/ Thomas J. Spackman, Jr.
                                       ----------------------------------------
                                       (Name/Title)
                                       Thomas J. Spackman, Jr., President